Federated World Investment Series, Inc.

Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

January 25, 2010

Keith O’Connell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:         FEDERATED WORLD INVESTMENT SERIES, INC. (“Registrant”)
Federated International High Income Fund
Federated International Small-Mid Company Fund
Federated International Leaders Fund
(Individually, “the Fund” and Collectively, “the Funds”)
1933 Act File No. 33-52149
1940 Act File No. 811-7141

Dear Mr. O’Connell:

The Registrant is filing this correspondence to respond to your oral comments on its Rule 485(a) Post-Effective Amendment No. 43 which was submitted via EDGAR on December 2, 2009.

GLOBAL COMMENTS – THE FUNDS

"Summary Section - Average Annual Total Return Table

In response to your comment regarding the inclusion of a footnote describing the Fund's "broad-based securities market index" (BBSMI), the Registrant believes that including the BBSMI description is consistent with, and actually furthers, the SEC's intent when it adopted this requirement, in that it helps draw appropriate investor attention to the comparison of the fund's returns with those of the BBSMI.  This is particularly the case when the fund includes additional (non-BBSMI) comparisons.  It is unlikely that an investor will be sufficiently familiar with the characteristics of any given BBSMI to understand its import and relevance, and investors might well be expected to disregard information they do not understand.  If the fund were to omit a description of the BBSMI and yet include descriptions of only the additional, non-BBSMI, indexes, we fear that would lead investors to disregard the BBSMI comparison and focus on the other comparisons (which they would be in a better position to understand).  The Registrant also believes that including descriptions of both the BBSMI and additional indexes, by enabling investors to more fully understand the differences in the performance comparisons, is consistent with general notions regarding omission of material information, as well as the intent of Form N-1A."

FEDERATED INTERNATIONAL SMALL-MID COMPANY FUND

1. Under the Summary Section “What are the Fund’s Main Investment Strategies?”, in accordance with your comment to add reference to exchange-traded funds (ETFs), and the specific types of derivative contracts and hybrid instruments that the Fund may invest in, the Fund will add the following language:

"The Fund may invest in exchange-traded funds (ETFs), derivative contracts (such as options, swaps, and futures contracts) and hybrid investments (such as notes linked to underlying securities, indices or commodities) in order to implement its overall investment strategy."

FEDERATED INTERNATIONAL LEADERS FUND

1. Under the Summary Section “What are the Fund’s Main Investment Strategies?”, in accordance with your comment to add reference to exchange-traded funds (ETFs), and the specific types of derivative contracts and hybrid instruments that the Fund may invest in, the Fund will add the following language:

"The Fund may invest in exchange-traded funds (ETFs), derivative contracts (such as options, swaps, and futures contracts) and hybrid investments (such as notes linked to underlying securities, indices or commodities) in order to implement its overall investment strategy."

2. Under the Summary Section “Fund Management”, in accordance with your comment, the Fund has revised the Portfolio Manager disclosure to include only name, title and length of service.

FEDERATED INTERNATIONAL HIGH INCOME FUND

1. In accordance with your comment under the Fund’s Average Total Return Table, the Fund has shortened footnote one.

If you have any questions, please do not hesitate to contact me at (412) 288-7420.

Very truly yours,

/s/ Sheryl L. McCall
Sheryl L. McCall
Paralegal